SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2008

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date: October 23, 2008	By:	/s/ Doug Ball Doug Ball Chief Financial Officer

210, 1167 Kensington Crescent N.W. Calgary, Alberta Canada T2N 1X7

FOR IMMEDIATE RELEASE
Oncolytics Biotech Inc. Collaborators to Present Combination
REOLYSIN® and Docetaxel Results at iSBTc Annual Meeting
CALGARY, AB, — October 23, 2008 —Oncolytics Biotech Inc. (TSX: ONC, NASDAQ: ONCY) announced today that an abstract entitled “A Phase I Study to Evaluate Systemic Wild-Type Reovirus (REOLYSIN®) in Combination with Docetaxel in Patients with Advanced Malignancies” will be available in the November/December issue of the Journal of Immunotherapy, the official journal of the International Society for Biological Therapy of Cancer (iSBTc). The principal investigator for the trial is Professor Hardev Pandha of the Royal Surrey County Hospital, U.K.
The abstract covers results of the trial (REO 010) up to July 2008. Of the 12 patients treated at the time, three had completed six cycles, one further patient was still on treatment at cycle 7 and four others were ongoing between cycle 1 and cycle 4. Five patients remained on study. The researchers observed one complete resolution of the target lesion in a breast cancer patient with stable disease (SD) of non-target lesions; one partial response in gastric cancer; two SD in lung cancer; and, one SD in melanoma. The researchers concluded that REOLYSIN® can be safely combined with docetaxel, that there was objective radiological evidence of anticancer activity and that Phase II studies with this combination are justified. Any significant toxicities observed were consistent with those expected with docetaxel alone.
A poster presentation which will include current results of the trial is scheduled to be presented by Prof. Pandha on November 1, 2008 at the iSBTc annual meeting. The meeting is being held in San Diego, California from October 31-November 2, 2008.
Prof. Pandha is also scheduled to make a poster presentation on November 1, 2008 at the iSBTc meeting entitled “Synergistic Anti-Tumour Activity of Oncolytic Reovirus and Docetaxel in a PC-3 Prostate Cancer Mouse Model.” This preclinical research, which demonstrated that combining reovirus and docetaxel treatment resulted in markedly reduced tumour growth compared to single agent treatments, provided support for the ongoing U.K. clinical trial examining the combination of REOLYSIN® and docetaxel in patients with advanced cancers. An abstract covering these preclinical results will also be available in the November/December issue of the Journal of Immunotherapy.
Poster presentations will be available on the Oncolytics website at www.oncolyticsbiotech.com after they have been presented at the conference.
About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of Phase I/II and Phase II human trials using REOLYSIN®, its proprietary formulation of the human reovirus, alone and in combination with radiation or chemotherapy. For further information about Oncolytics, please visit www.oncolyticsbiotech.com.
This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the implication of the materials presented at this meeting with respect to REOLYSIN®, the Company’s expectations related to the results of trials investigating delivery of REOLYSIN®, and the Company’s belief as to the potential of REOLYSIN® as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.
FOR FURTHER INFORMATION PLEASE CONTACT:

Oncolytics Biotech Inc.	The Equicom Group	The Investor Relations Group
Cathy Ward	Nick Hurst	Erika Moran
210, 1167 Kensington Cr NW	325, 300 5th Ave. SW	11 Stone St, 3rd Floor
Calgary, Alberta T2N 1X7	Calgary, Alberta T2P 3C4	New York, NY 10004
Tel: 403.670.7377	Tel: 403.538.4845	Tel: 212.825.3210
Fax: 403.283.0858	Fax: 403.237.6916	Fax: 212.825.3229
cathy.ward@oncolytics.ca	nhurst@equicomgroup.com	emoran@investorrelationsgroup.com